SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: May 10, 2010
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐                 Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐                 No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  _____  ..)
Enclosed:
News Release

May 10, 2010

Ivanhoe Mines to release new Integrated Development Plan for Oyu Tolgoi copper-gold project Tuesday, May 11, followed by conference call with senior executives after markets close

VANCOUVER, CANADA — Ivanhoe Mines will release the comprehensive 2010 update of the Integrated Development Plan for the Oyu Tolgoi copper-gold project in Mongolia before North American stock markets open on Tuesday, May 11, the company announced today.

A few hours later, Executive Chairman Robert Friedland will address the principal findings and implications of the plan in a presentation to the Merrill Lynch Global Metals and Mining Conference in Miami, Florida, at 12.55 p.m. Eastern Daylight Time (EDT). Mr. Friedland, President and Chief Executive Officer John Macken, Ivanhoe senior technical management staff and executive members of the international technical team that prepared the new development plan will conduct a conference call and webcast beginning at 5:00 p.m. EDT (2:00 p.m. Pacific Daylight Time) May 11 to discuss details of the plan with investors following the close of trading on North American stock exchanges.

The new Integrated Development Plan is a comprehensive update of the original 2005 plan and supports Ivanhoe Mines’ commitment to advance Oyu Tolgoi into full construction, with production of copper and gold expected to begin in 2013. The updated report was independently prepared by a team of some of the world’s foremost engineering, mining and environmental consultants.

The Oyu Tolgoi development blueprint contains the first published declaration of underground reserves for the planned Hugo Dummett block-cave mine. It also presents the results of extensive studies of two proposed complementary development scenarios.

Conference call/webcast details

The conference call presentation may be accessed by dialing 1-877-240-9772 in Canada and the United States, or 1-416-340-8527 in the Toronto area and internationally. A simultaneous webcast of the conference call will be provided through www.ivanhoemines.com. A portion of the presentation will follow a series of information slides containing details of the development plan, which will be posted on the Ivanhoe Mines home page at www.ivanhoemines.com and available to investors ahead of the conference call. A news release summarizing the plan also will be posted at www.ivanhoemines.com.

The conference call will be archived for later playback until May 25, 2010 and may be accessed by dialing 1800-408-3053 or 1-416-695-5800 and entering the pass code 1833536.

Ivanhoe shares are listed on the New York, Toronto and NASDAQ stock exchanges under the symbol IVN.

About Ivanhoe Mines

Ivanhoe Mines (NYSE, NASDAQ & TSX: IVN) is an international mining company with operations focused in the Asia Pacific region. Core assets include the company’s 66% interest in the Oyu Tolgoi copper-gold mine development project in southern Mongolia; its 57% interest in Mongolian coal miner SouthGobi Energy Resources (TSX: SGQ; HK: 1878); an 81% interest in Ivanhoe Australia (ASX: IVA), a copper-gold-uranium-molybdenum-rhenium exploration and development company; and a 50% interest in Altynalmas Gold Ltd., a private company developing the Kyzyl Gold Project in Kazakhstan.

Information contacts
Investors: Bill Trenaman +1.604.688.5755. Media: Bob Williamson +1.604.331.9830

www.ivanhoemines.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.

Date: May 10, 2010	By:	/s Beverly A. Bartlett

BEVERLY A. BARTLETT
Vice President & Corporate Secretary